350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

January 23, 2025

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Property Bonds 2, Inc.
Post-Qualification Amendment on Form 1-A
Filed December 31, 2024
File No. 024-12206

Dear Mr. Regan:

We serve as counsel to Worthy Property Bonds 2, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated January 17, 2025, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 7 (“Amendment 7”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Comment #1

Amended Offering Statement on Form 1-A

General

We note your response to comment 6 in our letter dated November 5, 2024. While we do not have any further comments at this time regarding your response, please understand that our decision not to issue additional comments on this topic should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter. Finally, we note that Rule 12g5-1(a)(7) of the Exchange Act only applies to securities issued in a Tier 2 offering pursuant to Regulation A.

Response:

Understood.

Comment #2

Cover page

We note your disclosure regarding the offering of $2,280 Worthy Property 2, Bonds on the cover page and elsewhere. Please revise to clarify that the $2,280 bonds have already been sold and are not being offered pursuant to this offering. Also, please tell us under what exemption under the Securities Act these securities were offered and sold, or advise.

Response:

In Amendment 7 the Company has clarified that the $2,280 of Worthy Property 2 Bonds under the Worthy Property 2 Bond Reward Program (which program was thereafter terminated), have already been issued and are not being offered pursuant to this offering. Said bonds were issued under the offering set forth in the Offering Statement.

Comment #3

Worthy Property Bond 2 Referral Program, page 55

We note your response to prior comment 1 and that it still appears that your worthypropertybonds website includes the following language - When a new user referred by an existing user (or marketing partner link) opens a Worthy account for the first time and completes their first bond purchase, a free, $10 bond will be awarded to the new customer’s account. We also note that worthybonds website states that - When a new user referred by an existing user (or marketing partner link) opens a Worthy account and connects a verified funding source for the first time and enrolls in an eligible offering, a free, $10 bond will be awarded to the new customer’s account. Please reconcile and also explain what actions an investor needs to take to enroll in an eligible offering.

Response:

The Company updated the disclosure on the worthypropertybonds website and the worthy bonds website such that the disclosure therein is the same as the disclosure regarding the Referral Program as set forth in the Offering Statement.

Very truly yours,

/s/ Clint J. Gage
Clint J. Gage

CJG:sm

Enclosures